UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period

              File No__0-49605__

Commander Resources Ltd.

(Formerly Major General Resources Ltd.)

(Name of Registrant)

1550 – 409 Granville Street, Vancouver, B.C. V6C 1T2

(Address of principal executive offices)

1.   News Release #02-12 dated October 23, 2002

2.   News Release #02-11 dated July 25, 2002

3.   News Release #02-10 dated July 3, 2002

4.   News Release #02-09 dated July 2, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  XXX

No ____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Dated October 25, 2002

             /s/ William J. Coulter, Director

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: October 23, 2002 TSX Venture Exchange: CMD Shares Issued: 17,328,831 News Release #02-12

COMMANDER LAUNCHES DRILL PROGRAM

TO EXPAND ORION GOLD DEPOSIT

VANCOUVER, October 23 – Commander Resources Ltd. has begun a 2500-metre diamond drilling program to expand the Orion gold deposit at Green Bay, Newfoundland, and test several VMS-type base - precious metal targets.  The announcement was made today by William Coulter, president of Commander Resources.

Orion is situated two kilometres along strike from the Hammerdown gold deposit, was drilled out by Commander (then Major General Resources) and subsequently sold to Richmont Mines.  Richmont commenced production at Hammerdown in July 2001, and have now produced over 80,000 ounces of gold, which returns Commander monthly receipts averaging $60,000.

Hammerdown is a multiple-vein deposit with a reserve base exceeding 200,000 ounces of gold at a grade close to 20g/T Au or 0.6 oz/t gold.  It is situated on an extensive deformation zone, which hosts the Rumbullion deposit, also being mined by Richmont.

Two kilometres to the southwest lies Orion, 100 percent owned by Commander.  To date, Orion has been drilled to a depth of 300 metres.  To the end of 1998 a geological resource, based on 27 drill holes spaced at approximately fifty metres, has been calculated to contain 270,000 tonnes grading 7.0 g/T Au in two zones.

The Orion deposit plunges to the southwest and is entirely open at depth.  Two holes of 400 to 450 metres are planned to test this extension.  Two short holes will also be drilled to test for an eastern extension of Orion.

Deep searching induced polarization surveys, conducted by Green Bay option holders between 1998 and 2001, detected strong chargeability responses within highly prospective felsic volcanics at depths of 100 to 250 metres, outlining a number of targets still to be drill tested.  Commander will test these targets, 200 to 600 metres in length, by one or two holes each.

Using induced polarization surveys, previous drilling at Green Bay has resulted in the discovery of small, but high grade VMS copper-zinc-gold-silver zones such as Lochinvar, Rigel and Batters Brook.  These zones occur in the highly altered Catcher’s Pond Felsic volcanic sequences which are closely related to the nearby Buchans volcanic formations.  The Buchans mines were in production for 57 years and produced over 16,000,000 tonnes of ore grading 14.5% zinc, 7.5% lead, 1.33% copper, 126 grams per tonne silver and 1.37 grams per tonne gold.

Newfoundland and Labrador Support Commander Green Bay Program

Meanwhile, Commander continues exploration on the Green Bay base metals project.  The drilling program has received support from the Department of Mines and Energy in the government of Newfoundland and Labrador.  A grant of $100,000 has been awarded Commander Resources under the Junior Company Exploration Assistance Program (JCEAP).

Search for Diamonds Accelerates

On the other side of the country, Diamonds North Resources is advancing exploration on over one million acres in Nunavut and the Northwest Territories.  Eight projects are underway.  A number of kimberlite trends of impressive length have been discovered, and initial sampling has revealed high diamond counts with diamonds of significant size and quality.  These results have spurred plans for an expanded program of drilling in 2003.

Commander Resources holds a 9.5 percent interest in Diamonds North, following the division of Major General Resources into Commander and Diamonds North.

Both companies are listed on the TSX Venture Exchange:  Commander as CMD; Diamonds North as DDN.

William J. Coulter

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: July 25, 2002 TSX Venture Exchange: CMD Shares Issued: 17,328,831 News Release #02-11

COMMANDER SHOWS HEALTHY CASH INCREASE

Vancouver, July 25, 2002, William J. Coulter, President, of Commander Resources Ltd. is pleased to report that as at July 18, 2002 the value of its current assets and of its Diamonds North convertible working capital loan exceeded $2 million.  Adding the value of Commander's Hammerdown $600,000 gold royalty to its share portfolio increases this value to $3 million.  Outstanding options and warrants total 4,397,216.  Should these be exercised, Commander's treasury would receive an additional $1.4 million and would have 21,726,047 shares issued.

Commander is now positioned financially to immediately enhance the value of its present exploration properties and to look for new exploration opportunities.

Commander owns 950,000 Diamonds North Resources Ltd. ("DDN") shares, 60,000 DDN warrants and holds a $270,000 DDN (redeemable or convertible) working capital loan, which could result in it owning an additional 840,000 DDN shares.  DDN is a Tier 1 TSX Venture Exchange company, which began trading on July 15, 2002 under the symbol DDN.  Commander shareholders received a distribution of one share of DDN for each 3.5 shares of Commander.

DDN now owns all of Commander's diamond exploration assets in the Northwest Territories and Nunavut, which include more than one million acres with forty drill targets on eight different projects.  DDN's exploration expenditures for 2002 could reach $3 million, with the majority of this being contributed by a number of partners.

The DDN shareholding gives Commander excellent exposure to diamond exploration without any commitment to future exploration expenditures.

Property Review

The Hammerdown, Newfoundland gold mine in which Commander holds a CDN $10 per oz royalty on all gold produced between 70,000 oz and 130,000 oz, has now unofficially exceeded 70,000 oz of production.  At present production rates, Commander will receive royalty income of $250,000 this year with the balance of $350,000 in 2003.  An additional royalty of CDN $20 per oz of gold, produced for the balance of the mine's life, is payable commencing after 200,000 oz of production provided the price of gold on the LME exceeds US $290.00 per oz.

At the Orion, Newfoundland gold prospect an exploration drilling program has been scheduled by Commander for early fall.  Orion is owned 100% by Commander and is located in the vicinity of Hammerdown.

At Green Bay, Newfoundland, Hudson Bay Exploration & Development completed a large drill program for volcanogenic copper-zinc rich massive sulphides.  Although significant base metal zones were encountered, it does not appear to have been successful in outlining targets that will satisfy Hudson Bay's size criteria.  Commander has received a notice of termination together with the required property reports.  Initial review of reports, drilling and geophysics indicates the presence of a number of untested targets, some of which will be tested during a fall drill program.

At South Voisey Bay, Labrador, Commander holds a 48% interest in the Sarah Lake nickel joint venture with Donner Resources holding 52%.  Falconbridge holds options to earn a 50% interest in the Sarah Lake joint venture as well as in several other South Voisey Bay area joint ventures.  Falconbridge, as the exploration manager, is currently completing detailed geophysical programs at Sarah Lake and other properties.  The results will determine Falconbridge's summer drill program.

At Despinassy, Quebec, the potential for additional work on this gold property located near Val d'Or is under review, Commander has a 30% joint venture interest in the project.

In Ontario and Yukon Territory Commander holds several gold, gold/copper and copper/zinc prospects all of which have potential for the right partner.

Going forward, Commander's challenge is to find projects that it can realistically manage, finance and advance to the point of maximum financial benefit for the shareholders.

Present market conditions make investment decisions difficult for an investor.  Future projections suggest an increasing demand for metal commodities coupled with price appreciation from the present low levels.  Commander is healthy and is structured to survive and prosper as market conditions improve.

Bernard H. Kahlert

Vice President Exploration

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: July 3, 2002 TSX Venture Exchange: CMD Shares Issued: 17,328,831 News Release #02-10

DIAMONDS NORTH ACCEPTED AS TIER 1

ON TSX VENTURE EXCHANGE

(On May 3, 2002, Commander Resources Ltd. completed a reorganization and transferred its diamond prospective properties to Diamonds North Resources Ltd.  Commander will initially retain a 9.5% (approximate) equity position in the diamond company.)

Vancouver, July 3, 2002 - Commander Resources Ltd. announced that Diamonds North Resources Ltd., a company created by Commander to advance all of its diamond properties, has been accepted for listing as a Tier 1, TSX Venture Exchange company.

Diamonds North will commence trading, symbol DDN, after a $1.5 million Haywood Securities sponsored underwriting of up to 3,000,000 units at $0.50 per unit is completed.  Each unit will consist of one common share and one half of one non-transferable warrant.  Each whole warrant will entitle the holder to acquire one additional share exercisable for a period of one year at a price of $0.60 per common share.

Diamonds North became a public, non-trading company on May 3, 2002.  It anticipates incurring diamond exploration expenditures of $2.79 million over the next twelve months.  Of this amount its partners will spend $1.7 million on Victoria Island and an additional $350,000 on its Drybones Bay, NWT area interests.  Diamonds North, a company created by Commander Resources to advance all of its diamond properties anticipates that it will spend $700,000 on Victoria Island in addition to the $40,000 it has committed to spend on its Misty Lake, NWT interests.

To date, Diamonds North has raised $500,000 privately in addition to the proposed $1.5 million financing.

Commander, upon completion of financing, will own 950,000 of Diamonds North's shares and will have the right to increase this interest by an additional 840,000 shares.

Commander is a well financed Tier 1 TSX Venture Exchange exploration company, focusing on precious metal, nickel and copper exploration and development opportunities across Canada.

William J. Coulter

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: July 2, 2002 TSX Venture Exchange: CMD Shares Issued: 17,328,831 News Release #02-09

SOUTH VOISEY BAY NICKEL PROGRAM UNDERWAY

Vancouver July 2, 2002 - Mr. William Coulter, President of Commander Resources Ltd. is pleased to announce that Donner Minerals Ltd. in a June 26, 2002 press release announced that Falconbridge Ltd. is mobilizing gridding and EM crews as well as a drill to the South Voisey Bay Project at this time.  Drilling is expected to commence within 10 days time.  It is anticipated that any good conductor will be targeted for drilling as part of the proposed 12 to 20 hole announced drill program.

Commander owns 48 percent of the Sarah Lake Joint Venture property at South Voisey Bay, with Donner owning the other 52 percent.  Falconbridge may earn a 50% interest in the property pro rata from the partners by expending $4 million in exploration expenditures over the years 2001-2006.

Commander's Sarah Lake property, consisting of 142 claims covering 35.5 square kilometres, will see large loop UTEM EM surveys covering two target areas on the property.  In the southwest portion, two recently re-interpreted conductors will be covered in detail by a large UTEM loop.

A second UTEM survey loop will straddle the northern Sarah property boundary with the adjoining property to the west.  This survey is designed to test the highly prospective black gabbro, which is host to the significant nickel sulphides encountered on the South Voisey Bay properties in the late 1990's.

In the area of the planned UTEM survey, the black gabbro appears to thicken, which is a favourable structural setting for the development of Voisey's Bay type massive nickel-copper sulphides.

William J. Coulter

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.